

SECU 07006476 SSION


SEC MAIL PROCESSING
RECEIVED
MAY 29 2007
WASH, D.C.
210
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACME SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 RENE LEVESQUE BLVD. WEST SU
(No. and Street)

MONTREAL (City) QUEBEC (State) CANADA H3B 2H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA DRISDELLE 416-619-2009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

37 MAITLAND STREET (Address) TORONTO (City) ONTARIO, CANADA (State) M4Y 1C8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRENDA DRISDELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACME SECURITIES INC., as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

VICE-PRESIDENT

Title



Notary Public

CAROL A. PIKKS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: ACME SECURITIES INC.

Address: 1155 RENE LEVESQUE BLVD. WEST SU
MONTREAL, QUEBEC, CANADA H3B 2H7

Telephone: 416-619-2009

SEC Registration Number: 8-66222

NASD Registration Number: 129406

(ii) Accounting Firm

Name: FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

Address: 37 MAITLAND STREET
TORONTO, ONTARIO M4Y 1C8

Telephone: 416-924-4900

Accountant's State Registration Number: #13690 INSTITUTE OF CHARTERED ACCOUNTANTS OF ONTARIO, CANADA

(iii) Audit date covered by the Agreement:

03 (Month) 31 (Day) 2007 (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Brenda L Drisdelle

Name: Brenda Drisdelle

(By Firm's FINOP or President)

Title: Finop Date:

Financial Statements of

ACME SECURITIES INC.

Year ended March 31, 2007
(Prepared in United States Dollars)

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

Maitland House | 37 Maitland Street
Toronto | Ontario | M4Y 1C8
tel 416 924 4900
fax 416 924 9377
admin@feldman.ca

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the balance sheet of Acme Securities Inc. as at March 31, 2007 and the statement of operations and retained earnings, cash flow, computation of net capital and statement of changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and the result of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Feldman & Associates, LLP.

Toronto, Canada
May 24, 2007

Chartered Accountants

ACME SECURITIES INC.

Balance Sheet

March 31, 2007
(Prepared in United States Dollars)

	2007	2006
Assets		
Current:		
Cash	$ 45,734	$239,953
Securities owned at market (note 2)	102,460	-
Deposit with Fimat USA, LLC (note 3)	26,048	-
Receivable from parent company (note 4)	12,839	-
Other receivable	1,170	-
Deposit with North American Clearing Inc.	-	10,312
	188,251	250,265
Capital assets (note 5)	1,924	3,124
	$190,175	$253,389
Liabilities and Shareholder's Equity		
Current:		
Due from Fimat USA, LLC	$ 1,856	$ -
Securities sold short (note 2)	800	-
Accounts payable and accrued liabilities	1,028	31,437
Due to parent company (note 4)	-	37,372
	3,684	68,809
Shareholder's equity:		
Capital stock (note 6)	178,500	178,500
Retained earnings	7,991	6,080
	186,491	184,580
	$190,175	$253,389

See accompanying notes to financial statements.

On behalf of the Board:



Director



Director

ACME SECURITIES INC.

Statement of Operations and Retained Earnings

Year ended March 31, 2007
(Prepared in United States Dollars)

	2007	2006
Revenue:		
Commissions (note 9)	$328,757	$246,164
Interest and foreign exchange	4,038	1,353
	332,795	247,517
Expenses:		
Management fee (note 9)	36,493	51,300
Salaries	22,894	23,976
Trade tickets charges	168,050	97,101
Registration and exchange charges	74,705	29,612
Occupancy costs	7,800	7,800
Office and general	19,742	40,509
Depreciation	1,200	1,200
	330,884	251,498
Net income (loss) before income taxes	1,911	(3,981)
Income taxes	-	-
Net income (loss)	1,911	(3,981)
Retained earnings, beginning of year	6,080	10,061
Retained earnings, end of year	$ 7,991	$ 6,080

See accompanying notes to financial statements.

ACME SECURITIES INC.

Statement of Cash Flow

Year ended March 31, 2007
(Prepared in United States Dollars)

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 1,911	$ (3,981)
Items not involving cash:		
Depreciation	1,200	1,200
	3,111	(2,781)
Changes in non-cash operating working capital:		
Deposit with Fimat USA, LLC	(26,048)	-
Receivable from parent company	(12,839)	-
Other receivable	(1,170)	-
Deposit with North American Clearing Inc.	10,312	(276)
Accounts payable and accrued liabilities	(30,409)	12,634
Due from Fimat USA, LLC	1,856	-
Income tax payable	-	(1,900)
Due to parent company	(37,372)	31,134
Cash flows from operating activities	(92,559)	38,811
Cash flows from investing activities:		
Securities owned at market	(102,460)	-
Securities sold short	800	-
	(101,660)	-
Increase (decrease) in cash	(194,219)	38,811
Cash, beginning of year	239,953	201,142
Cash, end of year	$ 45,734	$239,953
Supplemental cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

See accompanying notes to financial statements.

ACME SECURITIES INC.

Net Capital Computation

March 31, 2007
(Prepared in United States Dollars)

Total equity	$186,491
Less: non-allowable assets	14,763
Less: liabilities	-
Net capital before haircuts	171,728
Less:	
(i) Haircuts on securities:	
(a) options	(22,307)
(b) other securities	(15,369)
(ii) Undue concentration	(12,751)
(iii) Other – Canadian dollars	(578)
Net capital	$120,723

ACME SECURITIES INC.

Statement of Changes in Shareholder's Equity

March 31, 2007
(Prepared in United States Dollars)

Authorized:
Unlimited common shares

Issued and outstanding:

Balance, March 31, 2007 and 2006 – 500 common shares	$178,500

ACME SECURITIES INC.

Reconciliation Between Audited and Unaudited Statement of Financial Condition

March 31, 2007
(Prepared in United States Dollars)

Shareholder equity from unaudited focus report – March 31, 2007	$186,491
Audit adjustments	-
Shareholder equity from audited financial statements	$186,491

Acme Securities Inc. (the "Company") was incorporated under the laws of the Province of Quebec, Canada on April 11, 2003 and is registered with the Securities Exchange Commission as a broker dealer and engages in the business of providing securities and investment services to customers.

These financial statements are prepared in United States dollars. These financial statements are prepared in accordance with Canadian generally accepted accounting principles and also represents in all material respect the accounting principles used in the United States.

1. Significant accounting policies:

(a) Securities transactions:

Securities transactions and related revenue and expenses, are recorded in the accounts on a trade-date basis.

(b) Securities owned and securities sold short:

Securities owned and securities sold short are carried at fair values as at the close of business at the balance sheet date. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities, and for exchange-traded derivatives, principally futures and options. Realized and unrealized changes in fair value are recognized in income from principal transactions in the year in which the changes occur.

(c) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line basis as follows:

Computer equipment	5 years

(d) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. We recognize future income tax assets and liabilities for future income tax consequences that are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company records a valuation allowance against future income tax assets when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. The Company recognizes the effect of changes in tax rates in the period of substantive enactment.

ACME SECURITIES INC.

Notes to Financial Statements

Year ended March 31, 2007
(Prepared in United States Dollars)

1. Significant accounting policies (continued):

(e) Income taxes (continued):

The Company records an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision and net loss.

2. Securities owned and securities sold short at market:

	2006 Securities Owned	2006 Securities Sold Short
Equity	$102,460	$ -
Options	-	800
	$102,460	$800

3. Deposit with Fimat USA, LLC:

The Company entered into a clearing agreement dated July 24, 2006 with Fimat USA, LLC ("Fimat"). Under this agreement, the Company clears all trades through Fimat and does not carry any customer accounts. Under this agreement, the Company deposited as security with Fimat $24,988. This deposit will remain with Fimat until the termination of this agreement.

4. Receivable from parent company (due to parent company):

At March 31, 2007, the Company is owed $12,839 (2006 – $(37,372)) from Norstar Securities International Inc. ("Norstar"), the Company's parent company. These advances are non-interest bearing, due on demand.

5. Capital assets:

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Computer equipment	$4,921	$2,997	$1,924	$3,124

(Prepared in United States Dollars)

6. Capital stock:

	Stated Value
Authorized:	
Unlimited common shares	
Issued and outstanding:	
Balance, March 31, 2007 and 2006 – 500 common shares	$178,500

7. Operating lease commitments:

The Company has contractual obligations in respect of rents payable on leased premises (expiring September 30, 2007) in the approximate amounts of $3,900.

8. Financial instruments:

(a) Fair values:

The fair values of financial assets and liabilities approximate their carrying values due to the short-term nature of these financial instruments.

(b) Credit risk:

Certain of the Company's financial assets are exposed to the risk of a financial loss occurring as a result of a default of a counter party on its obligations to the Company.

9. Related party transaction:

(a) The Company has only one client that it provides trading services for. This client is its parent company Norstar (a member of the Investment Dealers Association of Canada). During the year, the Company received $328,757 (2006 – $246,164) in commission relating to security transactions with its parent company.

(b) Included in management fees is $33,985 paid to Norstar.

END